EXHIBIT 11.

UNITIL CORPORATION AND SUBSIDIARY COMPANIES

COMPUTATION OF EARNINGS PER AVERAGE COMMON SHARE OUTSTANDING
(000's except for per share data)
(UNAUDITED)

(000's, except per share data	Three Months Ended June 30,		Six Months Ended June 30,	
	2004	2003	**2004**	2003
Net Income	**$1,604**	$1,476	**$4,410**	$4,015
Less: Dividend Requirements on Preferred Stock	**58**	58	**117**	118
Net Income Applicable to Common Stock	**$1,546**	$1,418	**$4,293**	$3,897
Average Number of Common Shares Outstanding – Basic	**5,504,882**	4,748,619	**5,499,568**	4,746,158
Dilutive Effect of Stock Options and Restricted Stock	**15,031**	15,918	**14,787**	17,726
Average Number of Common Shares Outstanding – Diluted	**5,519,913**	4,764,537	**5,514,355**	4,763,884
Earnings Per Share – Basic	**$0.28**	$0.30	**$0.78**	$0.82
Earnings Per Share – Diluted	**$0.28**	$0.30	**$0.78**	$0.82